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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-122260

SUPPLEMENT NO. 1, DATED AUGUST 5, 2005
TO THE PROSPECTUS DATED JULY 12, 2005
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. The following updates are within the section "Recent Developments" within our prospectus and the following sub-section "Special Meeting of the Board of Directors" is considered to be an addition while the sub-section "Investment in Real Estate—Merger with Cabot Industrial Value Fund" is considered to be a replacement of "Investment in Real Estate—Significant Pending Transactions".

RECENT DEVELOPMENTS

Special Meeting of the Board of Directors

        On July 19, 2005, our board of directors received and accepted Robert Masten's resignation as an independent director. In addition, on July 19, 2005 at a special meeting of the board of directors, Bruce Warwick was duly nominated, voted and approved as an independent director of our board of directors. Mr. Warwick will serve until the next annual meeting of shareholders in 2006. The following describes Mr. Warwick's background and experience.

        Bruce L. Warwick, age 67, is an independent director of Dividend Capital Trust. Mr. Warwick has been active in real estate construction activities since 1961 and is currently a Vice Chairman of The Related Companies, overseeing the development of various real estate development projects including office and residential properties throughout the United States. Prior to joining The Related Companies, Mr. Warwick served as Vice Chairman, Development, of The Galbreath Company, overseeing development and management in the Eastern Region. Mr. Warwick received a Bachelor of Arts Degree from Colgate University in 1960.

Investment in Real Estate

Merger with Cabot Industrial Value Fund

        We previously entered into an agreement dated June 17, 2005 (the "Agreement") with Cabot Industrial Value Fund, Inc., an unrelated, privately held third party ("Cabot"), to acquire by merger all of the outstanding shares of Cabot's common stock.

        Pursuant to the Agreement, on July 21, 2005, we completed the aforementioned merger and through our ownership of Cabot, we acquired an approximate 87% interest in Cabot Industrial Value Fund, LP (the "Cabot Partnership") which owns a portfolio of properties valued at approximately $695.3 million.    We completed the merger for a total expected investment of approximately $607.5 million, which includes an acquisition fee of approximately $5.6 million that is payable to Dividend Capital Advisors LLC (our advisor), and was paid using net proceeds from our public offering, proceeds from the issuance of new debt, draws on our secured revolving credit facility and the assumption of existing debt.

        The total consideration for the merger was determined through negotiations between Cabot and our advisor. The total consideration may increase by additional costs which have not yet been finally determined. We expect any additional costs to be immaterial.

        Through our ownership of Cabot, we have an approximate 87% interest in the Cabot Partnership, a subsidiary of Cabot through which all its properties are owned and operated, and we are also the sole general partner of the Cabot Partnership. The remaining interest in the Cabot Partnership continues to be owned by Cabot Industrial Fund Manager, LLC, the previous general partner of the Cabot Partnership (the "Manager") and other limited partners. At closing, we entered into an agreement whereby we will have the option to acquire the remaining interests in the Cabot Partnership. Through this agreement, the remaining limited partners, including the Manager, have an initial option to put the remaining interests to us beginning April 1, 2006 and ending July 1, 2006 and we have an initial option to call the remaining interests beginning April 1, 2007 and ending July 1, 2007. If either such initial option is exercised, the remaining interests would be acquired through the assumption of debt, applicable pro rations and cash. Subsequent to these initial options, the seller and we will continue to have put and call options and the price of such remaining interests would be based upon fair value. If we acquire the remaining interests in the Cabot Partnership through the initial options, the total consideration to acquire Cabot and all of such remaining interests in the Cabot Partnership is estimated to be approximately $694 million, which would be adjusted for all pending acquisitions and dispositions of properties, outstanding debt balances, working capital, prorations and other matters.

        The Cabot Partnership portfolio is comprised of 105 industrial buildings combined for 11.7 million square feet, which are located in 12 markets throughout the United States. The following table provides additional information about the portfolio as of June 30, 2005:

Market	Number of Buildings	Gross Leasable Area	Occupancy
Atlanta	29	1,457,151	83.7%
Baltimore	3	432,113	100.0%
Boston	1	164,900	94.1%
Charlotte	3	345,956	100.0%
Chicago	6	1,073,830	99.4%
Cincinnati	11	1,496,529	67.7%
Columbus	3	1,213,486	85.2%
Dallas	29	2,249,498	95.0%
Los Angeles	7	724,935	75.8%
Miami	1	65,669	100.0%
New Jersey	4	1,275,933	50.9%
Seattle	8	1,199,617	100.0%

Total	105	11,699,617	84.3%

        The following table combines our existing portfolio with the Cabot Partnership portfolio as of June 30, 2005:

Market	Number of Buildings	Gross Leasable Area	Occupancy
Atlanta	47	5,404,082	85.4%
Baltimore	10	1,306,568	97.8%
Boston	6	570,641	80.4%
Charlotte	3	345,956	100.0%
Chicago	13	2,814,275	93.0%
Cincinnati	18	3,293,898	84.0%
Columbus	3	1,213,486	85.2%
Dallas	48	4,701,266	92.7%
Denver	1	160,232	100.0%
Harrisburg/ Lehigh Valley	1	100,000	100.0%
Houston	21	1,622,270	89.2%
Indianapolis	1	442,127	68.3%
Los Angeles	11	1,169,001	85.0%
Louisville	2	521,000	100.0%
Memphis	11	5,042,518	94.9%
Miami	3	316,452	95.7%
Nashville	3	1,699,530	100.0%
New Jersey	4	1,275,933	50.9%
Orlando	2	367,137	100.0%
Phoenix	13	1,474,963	94.7%
San Antonio	2	172,050	100.0%
San Francisco	5	474,636	100.0%
Seattle	8	1,199,617	100.0%

Total	236	35,687,638	89.8%

        The following table sets forth a schedule of expiring leases of the Cabot Partnership portfolio by annualized rental revenue as of March 31, 2005:

Year	Annual Future Minimum Rents of Expiring Leases(1)	Percent of Portfolio
2005	$39,517,122	21.2%
2006	33,982,340	18.2%
2007	30,163,375	16.2%
2008	24,243,487	13.0%
2009	18,678,642	10.0%
Thereafter	40,181,536	21.5%

Total	$186,766,502	100.0%

(1)
These amounts represent the current minimum rental amounts excluding reimbursements for certain operating expenses. The amount of revenue reporting for purposes of complying with GAAP may be different due to certain non-cash GAAP adjustments.

        The Cabot properties are 100% owned by the Cabot Partnership. As of December 31, 2004, no single tenant occupied 10% or more of the rentable square footage of the portfolio. These properties will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. Our management believes that the properties comprising the Cabot Partnership's portfolio are adequately covered by insurance. The portfolio is subject to debt having an aggregate principle amount of approximately $308.8 million with interest rates ranging from 4.72% to 5.06% and maturity dates ranging from January 2011 to April 2012.

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SUPPLEMENT NO. 1, DATED AUGUST 5, 2005 TO THE PROSPECTUS DATED JULY 12, 2005 OF DIVIDEND CAPITAL TRUST INC.